UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2013

OR

☐	TRANSITIONS REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to                     .

Commission file number: 000-024399

A.	Full title of the plan and the address of the plan, if different from that of the issuer below:

THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Community Financial Corp.

275 West Federal Street

Youngstown, Ohio 44503

REQUIRED INFORMATION

The following financial statements and supplemental schedule for The Home Savings and Loan Company 401(k) Savings Plan are being filed herewith:

Description:

Contents of Financial Statements

Report of Independent Registered Public Accounting Firm

Audited Financial Statements:

Statement of Net Assets Available for Benefits at December 31, 2013 and December 31, 2012.

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013.

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Crowe Horwath LLP

Independent Auditors

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

Youngstown, Ohio

FINANCIAL STATEMENTS

December 31, 2013 and 2012

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

Youngstown, Ohio

FINANCIAL STATEMENTS

December  31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Home Savings & Loan Company

401(k) Savings Plan

Youngstown, Ohio

We have audited the accompanying statements of net assets available for benefits of The Home Savings & Loan Company 401(k) Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP
Cleveland, OH June 26, 2014

1.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

	2013	2012
ASSETS
Investments, at fair value (Note 4)
Registered investment companies	$20,468,065	$15,751,669
Stable value fund	874,543	1,169,815
United Community Financial Corp. common stock	2,404,841	1,675,758

	23,747,449	18,597,242
Cash	90,933	38,092
Receivables
Notes receivable from participants	553,265	496,742

Total assets	24,391,647	19,132,076
Net assets reflecting all investments at fair value	24,391,647	19,132,076
Adjustments from fair value to contract value for fully benefit responsive investment contracts	(11,732)	(64,454)

NET ASSETS AVAILABLE FOR BENEFITS	$24,379,915	$19,067,622

See accompanying notes to financial statements.

2.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2013

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note 4)	$3,414,519
Dividends	905,372

4,319,891
Interest income on notes receivables from participants	19,945
Contributions
Participant	1,251,229
Employer	218,500
Rollovers	309,221

1,778,950

Total additions	6,118,786
Deductions from net assets attributed to:
Benefits paid to participants	2,494,869
Administrative expenses	69,389

Total deductions	2,564,258

Net increase before plan transfer	3,554,528
Plan transfer (Note 8)	1,757,765
Net assets available for benefits:
Beginning of year	19,067,622

End of year	$24,379,915

See accompanying notes to financial statements.

3.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1—DESCRIPTION OF PLAN

The following description of The Home Savings & Loan Company 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan was established by The Home Savings & Loan Company (the Company) effective January 1, 1993. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Employees of the Company are eligible to become a participant in the Plan on their date of hire if not a member of a union with which the Company has a collective bargaining agreement, a nonresident alien, a leased employee, a limited service employee, or a seasonal employee.

Contributions: Participants may authorize up to 100% of their annual pretax compensation, subject to Internal Revenue Code limitations, to be withheld by the Company through payroll deductions. The Plan also allows any participant who has attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). The Company may make a matching contribution based on a percentage of participant contributions, as determined each year by the Company. For 2013 the Company matched 25% up to the first 6% of the participant compensation deferred. Additional amounts may be contributed at the option of the Company and are subject to certain limitations. There were no such additional contributions made for the 2013 Plan year.

Participant Accounts: Each participant account is credited with the participant’s contribution, and an allocation of (a) the Company’s contributions, (b) net investment earnings, and (c) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan, including common stock of United Community Financial Corp., the Company’s parent.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Any employer contributions vest accordingly to the following schedule:

(Continued)

4.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1—DESCRIPTION OF PLAN (Continued)

Years of Service	Vest %
Less than 1	0%
1	0%
2	0%
3	100%

Forfeited Accounts: These accounts are first used to restore the previously forfeited account balances of qualifying participants that resume employment with the Company. Any remaining forfeitures are used to reduce future Company contributions or are used to pay administrative expenses. During 2013, forfeitures aggregating $14,144 were used to reduce employer contributions. During 2013, no forfeitures were used to pay plan expenses. The remaining balances of forfeitures available as of December 31, 2013 and 2012 were $915 and $3,090, respectfully.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Payment of Benefits: Participants who have attained age 59-1/2 may elect to withdraw all or part of the value of the participant’s vested account balance. Withdrawals can also be made at any time if an employee encounters a severe financial hardship. Vested amounts are distributed to participants upon termination of employment. Participants may receive their distribution in either a lump sum payment or in installment payments.

Notes Receivable from Participants: Participants may borrow from their fund accounts up to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear a fixed interest at the prime rate plus 1% as of the beginning of the quarter. The beginning interest rate is not reset. Principal and interest are paid through payroll deductions.

(Continued)

5.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value (see Note 5). Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income on notes receivables from participants is recorded on the accrual basis. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in a fully benefit-responsive investment contract through its investment in a stable value fund.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from those estimates. Estimates of investment valuation are particularly subject to change in the near term.

(Continued)

6.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES (Continued)

Payment of Benefits: Benefits are recorded when paid.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, a stable value fund, and common stock of the parent of the Company (United Community Financial Corp.). The underlying investments are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

Concentration of Credit Risk: At December 31, 2013 and 2012, approximately 10% and 9%, respectively, of the Plan’s assets were invested in United Community Financial Corp. common stock.

NOTE 3 – RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

(Continued)

7.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 4 – INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits.

	December 31, 2013
	Units or Shares	Fair Value
United Community Financial Corp. common shares	673,625	$2,404,841
Registered Investment Companies
American Funds Fundamental Investors A Fund	34,733	1,805,060
American Funds Investment Company of America A Fund	44,164	1,620,826
Victory Diversified Stock Fund	73,390	1,601,368
American Funds Growth Fund of America A	39,477	1,697,496
American Funds AMCAP A Fund	52,724	1,440,954
Davis New York Venture A Fund	34,764	1,439,580
American Funds American Balanced Fund	90,603	2,212,521

(Continued)

8.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 4 – INVESTMENTS (Continued)

	December 31, 2012
	Units or Shares	Fair Value
United Community Financial Corp. common shares	579,847	$1,675,758
Registered Investment Companies
American Funds Fundamental Investors A Fund	32,244	1,314,911
American Funds Investment Company of America A Fund	41,510	1,251,945
Victory Diversified Stock Fund	70,390	1,171,989
American Funds Growth Fund of America A	32,734	1,124,418
American Funds AMCAP A Fund	48,822	1,058,944
Davis New York Venture A Fund	28,677	997,386
American Funds American Balanced A Fund	48,566	990,750
Stable Value Fund
Wilmington Trust Retirement and Institutional Services Company Collective Trust (Contract value: 2012 - $1,105,361)	67,364	1,169,815

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

Shares of registered investment companies	$2,917,703
Units of stable value fund	15,442
United Community Financial Corp. common stock	481,374

$3,414,519

NOTE 5 – FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.

(Continued)

9.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 5 – FAIR VALUE MEASUREMENT (Continued)

Accounting guidance establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The descriptions of the valuation methods and assumptions used by the Plan to estimate the fair value of investments are as follows:

Common stock: The fair values of United Community Financial Corp. (UCFC) common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Registered investment companies: The fair values of registered investment companies are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

(Continued)

10.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 5 – FAIR VALUE MEASUREMENT (Continued)

Stable value fund: The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. The fund provides for daily redemptions by the Plan at reported net asset value per share, with no advance notification requirement.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

11.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 5 – FAIR VALUE MEASUREMENT (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2013 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments:
Registered investment companies
Asset allocation	$62,106	$—	$—
Balanced funds	3,229,560	—	—
Diversified emerging market funds	9,467	—	—
Domestic equity large cap funds	10,785,739	—	—
Domestic equity mid cap funds	881,417	—	—
Fixed income funds	1,374,152	—	—
Foreign equity funds	3,379,944	—	—
Intermediate multi-sector funds	18,232	—	—
Money market funds	687,553	—	—
World allocation funds	39,895	—	—
UCFC common stock	2,404,841	—	—
Stable value fund	—	874,543	—

(Continued)

12.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 5 – FAIR VALUE MEASUREMENT (Continued)

There were no transfers between Level 1 and Level 2 during 2013 and 2012.

	Fair Value Measurements at December 31, 2012 Using:
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments:
Registered investment companies
Balanced funds	$2,571,791	$—	$—
Domestic equity large cap funds	7,393,067	—	—
Domestic equity mid cap funds	974,176	—	—
Fixed income funds	1,334,615	—	—
Foreign equity funds	2,874,746	—	—
Money market funds	603,274	—	—
UCFC common stock	1,675,758	—	—
Stable value fund	—	1,169,815	—

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan for administrative functions he or she performs. The Plan holds units of a stable value fund managed by Wilmington Trust Company (“Wilmington”). Wilmington is the Plan trustee and therefore, these transactions qualify as party-in-interest transactions. The Plan also holds shares of United Community Financial Corp. Stock of which there were no cash dividends paid during 2013. These holdings are considered a related party investment. Notes receivable from participants also reflect party-in-interest transactions. Most administrative expenses of the Plan are paid for by the Company. During 2013, the Plan paid fees of $69,389 to its third party administrators.

(Continued)

13.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS (Continued)

In May, 2013, the Company submitted a Prohibited Transaction Exemption application to the US Department of Labor. The application relates to the acquisition and holding of stock subscription rights as “qualified employer securities” by the Plan during the subscription period of offering which began in March, 2013 for Company common stock shareholders. In order to treat the plan participant shareholders the same as other shareholders, the Plan participated in the rights offering. However, although Company common stock qualifies as “qualified employer securities,” subscription rights to acquire stock do not technically fall within that definition. Therefore, to comply with relevant Department of Labor guidance, the Company submitted the exemption application. The Department of Labor has granted such exemptions to other plan sponsors in similar situations and Plan management believes the application relating to the Company will be granted as well. As of the date of this report, the Company’s application is still pending.

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012, to the Form 5500:

	December 31,	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$24,379,915	$19,067,622
Excess of estimated fair value over contract value on investment in stable value fund	11,732	64,454

Net assets per the Form 5500	$24,391,647	$19,132,076

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2013, per the financial statements to the net income reported in the 2013 Form 5500:

Increase in net assets available for benefits per the financial statements	$5,312,293
Prior year excess of contract value of estimated fair value of investments in stable value fund	(64,454)
Current year excess of contract value of estimated fair value of investments in stable value fund	11,732

Increase in net assets available for benefits per the Form 5500	$5,259,571

(Continued)

18.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 8 – PLAN TRANSFER

On January 1, 1998, United Community Financial Corp. established the United Community Financial Corp. Employee Stock Ownership Plan (ESOP). The ESOP operates as a leveraged employee stock ownership plan and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended.

On April 17, 2013, the ESOP was amended in order to expand the diversification provisions as those provisions relate to the cash held in certain participant’s accounts. Specifically, for those accounts that held more than $100 in cash in the account of a fully vested participant, the ESOP transferred the amount of cash held in the account of each fully vested participant who was employed by Home Savings to the trustee of the 401(k), provided the 401(k) Plan offered at least three (3) investment options other than United Community shares. The amounts transferred to the 401(k) Plan were invested in accordance with such person’s investment directions previously established under the 401(k) Plan to the extent such person was contributing to the 401(k) Plan, or if none, invested in the “qualified default investment alternative” under the 401(k) Plan. Such transfer also complied with Code Sections 414(1), 411(d)(6) and 401(a)(11). The ESOP also offered each fully vested participant who had terminated employment the opportunity to elect to receive the distribution of the cash amounts held in person’s account in the form of (i) an immediate lump sum payment, or (ii) a roll over to an “eligible retirement plan”. To the extent that a participant did not make the election described above, the cash held in such person’s account shall remain in the ESOP Plan. The transfer of $1,757,765 in cash from the ESOP to the 401(k) Plan took place on October 25, 2013.

NOTE 9 – TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2008, indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

(Continued)

15.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 9 – TAX STATUS (Continued)

U.S generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 10 – TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $83,864 at December 31, 2013.

(Continued)

16.

SUPPLEMENTAL SCHEDULE

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

Name of Plan Sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common stock
*	United Community Financial Corp.	Common stock, 673,625 shares	**	$2,404,841

				2,404,841
	Registered investment companies
	Pioneer Investments	Pioneer Strategic Income A Fund
		1,687 shares	**	18,233
	Victory Funds	Victory Diversified Stock Fund,
		73,390 shares	**	1,601,368
	Invesco Investments	Invesco International Growth A Fund,
		21,098 shares	**	714,170
	Victory Funds	Victory Established Value R Fund
		20,735 shares	**	707,476
	American Funds	New World R3 Fund
		163 shares	**	9,467
	American Funds	American Balanced A Fund,
		90,603 shares	**	2,212,521
	American Funds	The Bond Fund of America A,
		34,425 shares	**	426,865
	Davis Funds	Davis New York Venture A Fund,
		34,764 shares	**	1,439,580
	American Funds	EuroPacific Growth A Fund,
		16,692 shares	**	819,052

*	- Denotes party-in-interest
**	- All investments are participant directed, therefore, historical cost information is not required.

17.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

Name of Plan Sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American Funds	Fundamental Investors A Fund,
		34,733 shares	**	1,805,060
	American Funds	Growth Fund of America A,
		39,477 shares	**	1,697,496
	American Funds	The Investment Company of America Fund
		44,164 shares	**	1,620,826
	American Funds	Small World Class A
		22,344 shares	**	1,098,221
	MFS Investment Management	MFS Total Return Fund,
		57,885 shares	**	1,017,039
	Franklin Templeton Investments	Franklin Small Mid Cap Growth Fund
		21,498 shares	**	881,417
	Franklin Templeton Investments	Franklin U.S. Government Securities Fund
		69,589 shares	**	448,851
	American Funds	AMCAP Fund
		52,724 shares	**	1,440,953
	Columbia	Columbia Communication & Information Fund
		9,473 shares	**	472,978
	Thornburg	Thornburg International Value Fund,
		23,838 shares	**	748,501

*	- Denotes party-in-interest
**	- All investments are participant directed, therefore, historical cost information is not required.

18.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

Name of Plan Sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Pimco Advisors	Pimco Low Duration A Fund,
		48,251 shares	**	498,436
	Blackrock	Global Allocation A Fund
		228 shares	**	4,854
	Ivy	Asset Strategy A Fund
		1,094 shares	**	35,041
	JP Morgan	Smart Retire 2020 A
		373 shares	**	6,654
	JP Morgan	Smart Retire 2025 A
		1,174 shares	**	20,213
	JP Morgan	Smart Retire 2030 A
		60 shares	**	1,111
	JP Morgan	Smart Retire 2035 A
		12 shares	**	213
	JP Morgan	Smart Retire 2040 A
		5 shares	**	96
	JP Morgan	Smart Retire 2045 A
		2 shares	**	43
	JP Morgan	Smart Retire 2050 A
		6 shares	**	101

*	- Denotes party-in-interest
**	- All investments are participant directed, therefore, historical cost information is not required.

19.

THE HOME SAVINGS & LOAN COMPANY

401(k) SAVINGS PLAN

SCHEDULE H, LINE 4I – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

Name of Plan Sponsor:	The Home Savings & Loan Company
Employer identification number:	34-0296160
Three digit plan number:	001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	JP Morgan	Smart Retire Income A
		1,965 shares	**	33,676
	Federated Funds	Federated Government Obligations Fund
		687,553 shares	**	687,553

				20,468,065
	Stable Value Fund
*	Wilmington Trust Company	Wilmington Trust Retirement and Institutional
		Services Company Collective Investment Trust III
		51,676 units	**	874,543

				874,543
*	Participant loans	Participant loans with interest rates ranging from 4.25% - 6.00%		553,265

				553,265

				$24,300,714

*	- Denotes party-in-interest
**	- All investments are participant directed, therefore, historical cost information is not required.

20.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN

By: The Home Savings and Loan Company of Youngstown, Ohio

Its: Administrator

Date: June 26, 2014	/s/ Cynthia M. Cerimele
Cynthia M. Cerimele
Vice President, Human Resources

21.

THE HOME SAVINGS AND LOAN COMPANY

401(k) SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Crowe Horwath LLP Independent Auditors

22.